UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Sauceda, 28

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

Further to the relevant events dated 18th and 30th September, 2015, BBVA hereby communicates that the trading period for the rights of free allocation of the free-of-charge capital increase resolved by the Ordinary General Meeting of BBVA shareholders held on 13th March, 2015, under agenda item four, section 4.2, and executed by the Board of Directors in its 30th September, 2015 meeting, corresponding to the shareholder remuneration system called “Dividend Option”, has ended today, 19th October, 2015.

During the period set for that purpose, ended on 14th October, 2015, holders of 10.35% of the rights of free allocation have accepted BBVA’s undertaking to acquire such rights of free allocation. Consequently, BBVA has acquired 652,564,118 rights for a total consideration of 52,205,129.44 Euros. BBVA has waived the rights of free allocation so acquired.

The holders of the remaining 89.65% of the rights of free allocation have chosen to receive new BBVA ordinary shares. Thus, the definitive number of BBVA ordinary shares of 0.49 Euros of par value issued in the free-of-charge capital increase will be 61,442,106 and the nominal amount of the capital increase will be 30,106,631.94 Euros.

It is envisaged that the authorization for the admission to listing of the new shares in the Spanish Stock Exchanges, through the Spanish SIBE electronic trading platform (Sistema de Interconexión Bursátil Español), will be granted on 29th October, 2015, so that ordinary trading of such shares in the Spanish Stock Exchanges will commence on 30th October, 2015. Admission to listing of the new shares (including American Depositary Shares underlying new shares) in the rest of Stock Exchanges where BBVA is listed will also be requested.

Madrid, 19th October, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 19th, 2015	By:	/s/ Erik Schotkamp
	Name:	Erik Schotkamp

	Title:	Capital & Funding Management Director